Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2022 THIRD QUARTER REPORT

This announcement is made by China Life Insurance Company Limited (the “Company”) pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

IMPORTANT NOTICE

•

The Company’s Board of Directors, Board of Supervisors, its Directors, Supervisors and Senior Management warrant that the information in the 2022 third quarter report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and accept legal responsibility.

•

The financial data for the 2022 third quarter report of the Company have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements have no difference from the relevant data under the International Financial Reporting Standards.

•

Mr. Bai Tao, Chairman of the Board of the Company, Ms. Huang Xiumei, Vice President in charge of financial affairs, Mr. Li Mingguang, Chief Actuary and Ms. Hu Jin, Head of the Financial Department, confirm that the financial statements in the 2022 third quarter report are true, accurate and complete.

1.	MAJOR FINANCIAL DATA

1.1	Major Accounting Data and Financial Indicators

Currency: RMB

Items	As at 30 September 2022	As at 31 December 2021						Increase/ (decrease) compared to 31 December 2021
Total assets (million)	5,128,085	4,891,085						4.8%
Equity attributable to equity holders of the Company (million)	453,446	478,585						-5.3%
Items	For the Reporting Period (from July to September)	For the corresponding period of 2021		Increase/ (decrease) compared to the corresponding period of 2021	For the nine months ended 30 September 2022	For the corresponding period of 2021		Increase/ (decrease) compared to the corresponding period of 2021
		After restatement	Before restatement	After restatement	After restatement	After restatement	Before restatement	After restatement
Operating income (million)	172,714	175,136	175,110	-1.4%	701,012	727,785	727,711	-3.7%
Net profit attributable to equity holders of the Company (million)	5,701	7,518	7,527	-24.2%	31,117	48,486	48,502	-35.8%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	5,735	7,578	7,587	-24.3%	31,182	48,651	48,667	-35.9%
Net cash flows from operating activities (million)	N/A	N/A	N/A	N/A	288,755	246,373	246,388	17.2%
Earnings per share (basic and diluted) (RMB per share)	0.20	0.27	0.27	-24.2%	1.10	1.72	1.72	-35.8%
Weighted average ROE (%)	1.22	1.60	1.60	A decrease of 0.38 percentage point	6.63	10.46	10.47	A decrease of 3.83 percentage points

Notes:

1.	The financial data for the first three quarters of 2021 in this report have been restated due to a business combination under common control in 2021.

2.	In calculating the percentage change of “Earnings per share (basic and diluted)”, the tail differences of the basic figures have been taken into account.

1.2	Non-recurring Items and Amounts

RMB million

Non-recurring items	For the Reporting Period (from July to September)	For the nine months ended 30 September 2022
Gains/(losses) on disposal of non-current assets	40	74
Government subsidies recognized in current gains/(losses)	17	98
Net non-operating income and expenses other than those mentioned above	(100)	(236)
Effect of income tax	11	16
Attributable to non-controlling interests	(2)	(17)
Total	(34)	(65)

Note:

The Company is an insurance company and investment (application of insurance fund) is one of its major businesses. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

1.3	Particulars of and Reasons for Changes in Major Accounting Data and Financial Indicators

Currency: RMB

Items	For the nine months ended 30 September 2022	For the corresponding period of 2021	Increase/ (decrease)	Main reasons
Net profit attributable to equity holders of the Company (million)	31,117	48,486	-35.8%	A decrease in investment income due to the increasing volatilities in equity market
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	31,182	48,651	-35.9%
Earnings per share (basic and diluted) (RMB per share)	1.10	1.72	-35.8%	A decrease in net profit attributable to equity holders of the Company in the first three quarters on a year-on-year basis
Weighted average ROE (%)	6.63	10.46	A decrease of 3.83 percentage points

2.	INFORMATION ON SHAREHOLDERS

Total Number of Ordinary Share Shareholders and the Particulars of Top Ten Shareholders as at the End of the Reporting Period

Total number of shareholders as at the end of the Reporting Period	Number of A Share shareholders: 115,291
	Number of H Share shareholders: 25,069
Particulars of top ten shareholders of the Company					Unit: Share
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	–	–
HKSCC Nominees Limited	Overseas legal person	25.92%	7,326,220,781	–	–
China Securities Finance Corporation Limited	State-owned legal person	2.51%	708,240,246	–	–
Central Huijin Asset Management Limited	State-owned legal person	0.41%	117,165,585	–	–
Hong Kong Securities Clearing Company Limited	Overseas legal person	0.13%	35,649,120	–	–
Guosen Securities Co., Ltd. – Founder Fubon CSI Insurance Theme Index Securities Investment Fund	Other	0.09%	25,177,829	–	–
China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan	Other	0.05%	15,015,845	–	–
Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund	Other	0.05%	14,757,904	–	–
Dajia Life Insurance Co., Ltd – Universal Products	Other	0.05%	13,764,442	–	–
Li Zhuo	Domestic natural person	0.04%	10,454,133	–	–

Notes:

1.

HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of The Stock Exchange of Hong Kong Limited do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.

China Universal Asset Management Co., Ltd – Industrial and Commercial Bank of China Limited – China Universal – Tianfu Bull No. 53 Asset Management Plan has Industrial and Commercial Bank of China Limited as its asset trustee. Industrial and Commercial Bank of China Limited – SSE 50 Exchange Traded Index Securities Investment Fund has Industrial and Commercial Bank of China Limited as its fund depositary. Save as above, the Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

3.	QUARTERLY BUSINESS OVERVIEW

The first three quarters of 2022 witnessed complicated and ever-changing external environment. The domestic economy maintained the momentum of recovery and growth, and the life insurance industry was still at a stage of profound adjustments. The Company steadfastly pursued its development with Chinese characteristics and put into practice the core development philosophy of “due role of insurance in protection” and “people-centered insurance”. The Company effectively coordinated pandemic prevention and control as well as business development, took initiatives to serve and stabilize the overall economy, and steadily pushed forward all tasks according to the requirements for high-quality development, as a result of which its market leading position remained solidified. Firstly, the Company achieved stable business growth and its business scale and value continued to lead the industry. In the first three quarters of 2022, the Company achieved revenues from insurance businesses1 of RMB554,105 million, an increase of 0.1% year on year. Premiums from new policies were RMB171,338 million, an increase of 6.3% year on year. First-year regular premiums amounted to RMB91,370 million, which remained stable as compared to the corresponding period last year. In particular, first-year regular premiums with a payment duration of ten years or longer were RMB38,694 million, an increase of 4.9% year on year. Short-term insurance premiums amounted to RMB67,066 million. Renewal premiums were RMB382,767 million. The value of new business for the first three quarters of 2022 decreased by 15.4% year on year. The surrender rate2 was 0.74%, a decrease of 0.19 percentage point year on year. Secondly, the quality of its sales force was enhanced with stabilized headcount. The Company continued to drive business development through productive agents, upheld the sales force strategy of “stabilizing headcount while seeking for higher productivity”, firmly promoted transformation and upgrade of sales force and the size of its sales force remained stabilized. It continuously enhanced the quality of its sales force, the foundation of which was strengthened as a whole. As at the end of the Reporting Period, the Company’s total sales force was 783,000, including 720,000 agents in the individual agent business sector. Thirdly, it coped with the complicated investment environment by taking various measures. As at 30 September 2022, the Company’s investment assets reached RMB4,923,484 million, an increase of 4.4% from the end of 2021. In the third quarter of 2022, the coupon rate of domestic bonds remained volatile at historic lows, which created a persistent pressure on the allocation of fixed-income assets. Continuous adjustments were seen in the stock market and the investment income from open market equity investment was still under pressure. The Company balanced short-term tactic adjustments and long-term investment deployments, and flexibly adjusted allocation and the type of fixed-income investment products in response to the interest rate and the market supply. For equity investment, it maintained reasonable positions and realized gains by seizing appropriate opportunities. In the first three quarters of 2022, the Company achieved the gross investment income3 of RMB142,565 million, and the gross investment yield4 was 4.03%. The net investment income5 was RMB145,686 million, an increase of 4.7% year on year, and the net investment yield6 was 4.12%. Fourthly, the solvency of the Company continued to stay at a higher level. The life insurance industry started to implement the “Solvency Regulatory Rules II for Insurance Companies” (the “C-ROSS (Phase II) Regulation”) from the solvency quarterly report for the first quarter 2022. Under the C-ROSS (Phase II) Regulation, as at the end of the Reporting Period, the core solvency ratio and the comprehensive solvency ratio of the Company were 161.93% and 230.26%, respectively. The Company has sufficient core capital and overall capital and its solvency continued to stay relatively high.

[1]	Revenues from insurance businesses is consistent with Premium Income in the attached consolidated income statement.
[2]	Surrender Rate = Surrender payment/(Opening balance of life insurance reserves and long-term health insurance reserves + Premiums from life insurance and long-term health insurance)

In the first three quarters of 2022, net profit attributable to equity holders of the Company was RMB31,117 million, a decrease of 35.8% year on year.

For the next stage, the Company will uphold the guideline of making progress while maintaining stability, adhere to the original function of insurance, consistently deepen supply-side reforms, give full play to the protection role of insurance, and strive to achieve steady business development. The Company will deepen reform and transformation with firm determination, strengthen the protection of consumers’ rights and interests in all aspects, and continue to pursue the high-quality development of the Company by enhancing its capability of value creation, digital operations, innovation of insurance products and services as well as risk prevention and control.

[3]	Gross investment income = Net investment income + Net realized gains on investment assets + Fair value gains/losses Impairment losses of investment assets
[4]

Gross investment yield = [(Gross investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/273×365

[5]

Net investment income mainly includes interest income, dividend and bonus from different types of financial assets, net income from investment properties, and share of profit of associates and joint ventures, etc.

[6]

Net investment yield = [(Net investment income – Interest paid for financial assets sold under agreements to repurchase)/ ((Investment assets at the end of the previous year – Financial assets sold under agreements to repurchase at the end of the previous year + Investment assets at the end of the period – Financial assets sold under agreements to repurchase at the end of the period)/2)]/273×365

4.	QUARTERLY FINANCIAL STATEMENTS

Balance sheet as at 30 September 2022 (unaudited)

RMB million (Unless otherwise stated)

	As at 30 September	As at 31 December	As at 30 September	As at 31 December
	2022	2021	2022	2021
ASSETS	Group	Group	Company	Company

Assets
Cash fund	121,213	60,875	94,338	53,591
Financial assets at fair value through profit or loss	214,014	206,764	99,457	120,184
Securities purchased under agreements to resell	26,179	12,915	14,970	3,463
Interest receivables	57,614	50,801	55,202	49,583
Premiums receivables	40,354	20,361	40,354	20,361
Receivables from reinsurers	1,496	485	1,496	485
Unearned premium reserves receivable from reinsurers	1,110	823	1,110	823
Claim reserves receivable from reinsurers	781	412	781	412
Reserves for life insurance receivables from reinsurers	786	636	786	636
Reserves for long-term health insurance receivables from reinsurers	4,427	4,274	4,427	4,274
Other receivables	17,874	25,667	14,346	21,347
Loans	589,602	666,087	572,271	646,998
Term deposits	499,754	529,488	457,348	491,332
Available-for-sale financial assets	1,613,800	1,429,287	1,546,009	1,370,035
Held-to-maturity investments	1,571,231	1,533,753	1,568,918	1,531,640
Long-term equity investments	268,320	257,953	449,328	385,723
Statutory deposits	6,333	6,333	5,653	5,653
Investment properties	13,038	13,374	6,046	6,191
Constructions in progress	5,938	6,789	5,334	6,350
Fixed assets	46,579	46,847	43,831	44,014
Right-of-use assets	2,010	2,518	1,705	2,239
Intangible assets	8,396	8,409	7,428	7,599
Deferred tax assets	11,362	121	11,180	–
Other assets	5,867	6,104	5,460	5,760
Separate account assets	7	9	7	9

Total Assets	5,128,085	4,891,085	5,007,785	4,778,702

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Balance sheet as at 30 September 2022 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at 30 September	As at 31 December	As at 30 September	As at 31 December
LIABILITIES AND EQUITY	2022 Group	2021 Group	2022 Company	2021 Company
Liabilities
Short-term borrowings	1,429	1,476	–	–
Financial liabilities at fair value through profit or loss	3,609	3,416	–	–
Securities sold under agreements to repurchase	87,816	239,446	75,162	232,496
Premiums received in advance	3,758	48,699	3,758	48,699
Brokerage and commission payable	4,746	5,352	4,746	5,351
Reinsurance payable	1,564	808	1,564	808
Salary and welfare payable	9,382	13,165	8,426	11,791
Taxes payable	1,075	967	683	435
Claims payable	60,128	56,818	60,128	56,818
Policyholder dividends payable	103,795	124,949	103,795	124,949
Other payable	23,137	18,953	21,029	16,540
Policyholder deposits	362,701	313,585	362,701	313,585
Unearned premium reserves	24,878	14,062	24,878	14,062
Claim reserves	28,351	26,234	28,351	26,234
Reserves for life insurance	3,568,050	3,182,083	3,568,050	3,182,083
Reserves for long-term health insurance	224,576	197,520	224,576	197,520
Long-term borrowings	18,183	17,210	–	–
Bonds payable	34,996	34,994	34,996	34,994
Lease liabilities	1,790	2,182	1,472	1,889
Deferred tax liabilities	545	7,481	–	6,481
Other liabilities	101,455	95,018	28,777	26,901
Separate account liabilities	7	9	7	9

Total liabilities	4,665,971	4,404,427	4,553,099	4,301,645

Equity Share capital	28,265	28,265	28,265	28,265
Capital reserve	54,069	54,304	52,897	53,056
Accumulated other comprehensive income	12,583	50,299	10,989	49,489
Surplus reserve	101,228	96,132	101,180	96,084
General reserve	48,383	48,320	47,409	47,409
Retained earnings	208,918	201,265	213,946	202,754

Attributable to equity holders of the Company	453,446	478,585

Non-controlling interests	8,668	8,073

Total equity	462,114	486,658	454,686	477,057

Total liabilities and equity	5,128,085	4,891,085	5,007,785	4,778,702

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Income statement for the third quarter of 2022 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months		For the nine months
		ended 30 September		ended 30 September
ITEMS		2022 Group	2021 Group	2022 Company	2021 Company
			(Restated)
1	Operating income	701,012	727,785	699,558	720,292
	Premiums earned	536,679	536,368	536,679	536,368
	Premium income	554,105	553,437	554,105	553,437
	Including: Reinsurance premium income	–	–	–	–
	Less: Premiums ceded to reinsurers	(6,897)	(5,988)	(6,897)	(5,988)
	Change in unearned premium reserves	(10,529)	(11,081)	(10,529)	(11,081)
	Investment income	165,354	188,868	164,412	186,174
	Including: Share of profit of associates and joint ventures	6,352	8,537	7,840	9,179
	Other gains	148	148	88	83
	Fair value gains/(losses)	(8,104)	(4,625)	(5,702)	(5,327)
	Foreign exchange gains/(losses)	214	361	1,020	(25)
	Other operating income	6,651	6,634	2,991	2,988
	Gains/(losses) on disposal of assets	70	31	70	31
2	Operating expenses	(672,832)	(676,718)	(670,087)	(673,041)
	Surrenders	(28,693)	(31,813)	(28,693)	(31,813)
	Claims expenses	(107,736)	(107,116)	(107,736)	(107,116)
	Less: Claims recoverable from reinsurers	5,045	4,200	5,045	4,200
	Increase in insurance contracts reserve	(415,129)	(398,933)	(415,129)	(398,933)
	Less: Insurance reserves recoverable from reinsurers	672	849	672	849
	Policyholder dividends resulting from participation in profits	(17,285)	(22,277)	(17,285)	(22,277)
	Tax and surcharges	(787)	(945)	(676)	(826)
	Underwriting and policy acquisition costs	(45,713)	(54,422)	(45,712)	(54,388)
	Administrative expenses	(28,615)	(28,424)	(26,492)	(26,503)
	Less: Expenses recoverable from reinsurers	1,050	741	1,050	741
	Other operating expenses	(20,866)	(19,964)	(19,828)	(18,372)
	Impairment losses	(14,775)	(18,614)	(15,303)	(18,603)

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Income statement for the third quarter of 2022 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months		For the nine months
		ended 30 September		ended 30 September
ITEMS		2022 Group	2021 Group	2022 Company	2021 Company
			(Restated)
3	Operating profit	28,180	51,067	29,471	47,251

	Add: Non-operating income	59	66	55	58
	Less: Non-operating expenses	(286)	(368)	(285)	(368)

4	Profit before income tax	27,953	50,765	29,241	46,941

	Less: Income tax expenses	4,315	(1,190)	5,369	(243)

5	Net profit	32,268	49,575	34,610	46,698

	According to operating continuity:
	– Net profit from continuing operations	32,268	49,575	34,610	46,698
	According to ownership of the company:
	– Equity holders of the Company	31,117	48,486
	– Non-controlling interests	1,151	1,089

6	Earnings per share
	Basic earnings per share	RMB1.10	RMB1.72
	Diluted earnings per share	RMB1.10	RMB1.72

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Income statement for the third quarter of 2022 (unaudited) (continued)

RMB million (Unless otherwise stated)

		For the nine months		For the nine months
		ended 30 September		ended 30 September
ITEMS		2022 Group	2021 Group	2022 Company	2021 Company
			(Restated)
7	Other Comprehensive income	(37,752)	(9,976)	(38,450)	(10,282)

	Other comprehensive income attributable to equity holders of the Company (net of tax)	(37,649)	(9,928)

	Other comprehensive income that may be reclassified to profit or loss	(37,473)	(9,650)	(38,188)	(10,004)

	Fair value gains/(losses) on available-for-sale financial assets	(45,538)	5,437	(46,455)	5,399

	Less: Amount transferred to net profit from other comprehensive income	(5,551)	(16,621)	(5,409)	(16,495)

	Portion of fair value changes on available-for- sale financial assets attributable to participating policyholders	14,691	1,109	14,691	1,109

	Other comprehensive income that may be transferred to profit or loss under the equity method	(1,723)	565	(1,035)	(55)

	Exchanges differences on translating foreign operations	648	(140)	20	38

	Other comprehensive income that will not be reclassified to profit or loss	(176)	(278)	(262)	(278)

	Other comprehensive income that may not be transferred to profit or loss under the equity method	(176)	(278)	(262)	(278)

	Other comprehensive income attributable to non-controlling interests (net of tax)	(103)	(48)

8	Total Comprehensive income	(5,484)	39,599	(3,840)	36,416

	– Attributable to equity holders of the Company	(6,532)	38,558
	– Attributable to non-controlling interests	1,048	1,041

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Cash flow statement for the third quarter of 2022 (unaudited)

RMB million (Unless otherwise stated)

		For the nine months		For the nine months
		ended 30 September		ended 30 September
ITEMS		2022 Group	2021 Group	2022 Company	2021 Company
			(Restated)
1	Cash flows from operating activities

	Premiums received	494,458	484,552	494,458	484,552

	Net increase in policyholder deposits	38,442	11,941	38,442	11,941

	Net cash received from financial assets at fair value through profit or loss	–	297	15,414	13,974

	Net cash received from financial liabilities at fair value through profit or loss	1,865	–	–	–

	Cash received from other operating activities	12,902	9,667	7,492	4,684

	Sub-total of cash inflows from operating activities	547,667	506,457	555,806	515,151

	Cash paid for claims	(133,065)	(136,268)	(133,065)	(136,268)

	Net cash paid for reinsurance business	(1,057)	(1)	(1,057)	(1)

	Cash paid for brokerage and commission fees	(46,369)	(56,136)	(46,366)	(56,081)

	Cash paid for policyholder dividends	(17,803)	(19,305)	(17,803)	(19,305)

	Cash paid to and for employees	(20,183)	(18,333)	(18,510)	(17,000)

	Cash paid for taxes and surcharges	(5,481)	(13,665)	(3,477)	(11,794)

	Net cash paid for financial assets at fair value through profit or loss	(15,456)	–	–	–

	Net cash paid for financial liabilities at fair value through profit or loss	–	(425)	–	–

	Cash paid for other operating activities	(19,498)	(15,951)	(18,986)	(15,589)

	Sub-total of cash outflows from operating activities	(258,912)	(260,084)	(239,264)	(256,038)

	Net cash flows from operating activities	288,755	246,373	316,542	259,113

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Cash flow statement for the third quarter of 2022 (unaudited) (continued)

	RMB million (Unless otherwise stated)
	For the nine months ended 30 September		For the nine months ended 30 September
ITEMS	2022 Group	2021 Group	2022 Company	2021 Company
		(Restated)

2 Cash flows from investing activities

Cash received from sales and redemption of investments	930,542	490,024	823,882	479,031

Cash received from investment income	134,495	121,431	131,863	119,247

Net cash received from disposals of fixed assets, intangible assets and other long-term assets	148	247	147	65

Net cash received from securities purchased under agreements to resell	–	–	–	3,349

Net cash received from the disposal of subsidiaries and other business units	255	481	2,263	499

Sub-total of cash inflows from investing activities	1,065,440	612,183	958,155	602,191

Cash paid for investments	(1,080,431)	(862,858)	(1,015,918)	(867,859)

Net increase in policy loans	(12,922)	(26,828)	(12,922)	(26,828)

Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,683)	(3,107)	(1,358)	(2,837)

Net cash paid from securities purchased under agreements to resell	(12,867)	(7,684)	(11,507)	–

Net cash paid for the acquisition of subsidiaries and other business units	(12,117)	(13,100)	(12,513)	(13,329)

Sub-total of cash outflows from investing activities	(1,120,020)	(913,577)	(1,054,218)	(910,853)

Net cash flows from investing activities	(54,580)	(301,394)	(96,063)	(308,662)

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

Cash flow statement for the third quarter of 2022 (unaudited) (continued)

		RMB million (Unless otherwise stated)
		For the nine months ended 30 September		For the nine months ended 30 September
ITEMS		2022 Group	2021 Group	2022 Company	2021 Company
			(Restated)

3	Cash flows from financing activities

	Cash received from investment	3,241	17,310	–	–

	Including: Cash received from the investment of non- controlling interests by subsidiaries	3,241	17,310

	Net cash received for securities sold under agreements to repurchase	–	65,842	–	66,324

	Sub-total of cash inflows from financing activities	3,241	83,152	–	66,324

	Cash repaid to lenders	(92)	–	–	–

	Cash paid for dividends and interests and repaid for lenders	(24,409)	(25,402)	(21,825)	(21,671)

	Net cash paid for securities sold under agreements to repurchase	(151,849)	–	(157,334)	–

	Cash paid for other financing activities	(1,228)	(1,855)	(760)	(995)

	Sub-total of cash outflows from financing activities	(177,578)	(27,257)	(179,919)	(22,666)

	Net cash flows from financing activities	(174,337)	55,895	(179,919)	43,658

4	Effect of changes in foreign exchange rate on cash and cash equivalents	228	(30)	189	(21)

5	Net increase in cash and cash equivalents	60,066	844	40,749	(5,912)

	Add: Opening balance of cash and cash equivalents	60,440	56,655	53,593	50,692

6	Closing balance of cash and cash equivalents	120,506	57,499	94,342	44,780

Bai Tao	Huang Xiumei	Li Mingguang	Hu Jin
Legal Representative	Vice President in charge of Accounting Affairs	Chief Actuary	Head of Financial Department

This announcement is published in both Chinese and English. Should there be any inconsistency between the Chinese and English versions, the Chinese version shall prevail.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang, Huang Xiumei
Non-executive Director:	Wang Junhui
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie

Beijing, China

27 October 2022